Exhibit 99.1

PetroChina Achieves Positive Results in First Quarter of 2018

Net Profit Significantly Increased 78.1% Year-on-Year

2018-04-27

(Beijing, 27 April 2018) – PetroChina Company Limited (“PetroChina” or “the Company”, HKSE: 0857; NYSE: PTR; SSE: 601857) today announced that the Company’s production operations remained stable, structural optimization yielded positive preliminary results, major projects progressed smoothly, every work had a good start for the year, financial position remained stable and sound, and operating results had a significant growth. All these were achieved through further execution of the initiative of broadening sources of income, reducing costs and improving efficiency. Good results were also attributable to having seized favorable opportunities brought about by the increase in international oil prices and strong domestic market demand for natural gas and adhered to the principle of steady development, amidst a moderate recovery in the global economy and stable improvement in China’s economy during the first quarter of 2018.

In the first quarter of 2018, the Company recorded turnover of RMB542.654 billion, representing an increase of 9.9% over the same period in 2017. Net profit attributable to owners of the Company reached RMB10.153 billion, representing a substantial increase of 78.1% over the same period in 2017.

The Company adhered to its low-cost strategy, continued to broaden revenue sources, reduced costs and profitability, and deepened reforms and innovations. As a result, the major operational indicators continued to improve and various costs dropped. The Company’s weighted average returns on net assets increased 0.3 percentage point to 0.8%. Excluding the impact of the exchange rate, the unit lifting cost of exploration and production segment decreased 3.7% over the same period last year. Thanks to the increase in gross profit and processing volume, as well as cost control measures, the cash processing cost of refineries of the refining and chemicals segment decreased 2.6% over the same period last year.

The Exploration and Production segment optimized the deployment of exploration, consolidated the resource base for maintaining oil output and increasing gas output, and accelerated the construction of natural gas production capacity, resulting in a stable oil and gas production. Overseas operations seized the opportunities of the “Belt and Road” Initiative and promoted the acquisition of quality overseas projects. The Company signed an agreement with the Abu Dhabi National Oil Company (ADNOC) to acquire stakes in two offshore oilfield concessions in Abu Dhabi, signaling a major breakthrough in the high-end oil and gas market. In the first quarter of 2018, the Company’s crude oil output reached 213.7 million barrels. Marketable natural gas output was 918.5 billion cubic feet, while oil and gas equivalent output reached 366.8 million barrels, of which 321.5 million barrels were from domestic operations and 45.3 million barrels were from overseas operations. In the first quarter of 2018, thanks to the increase in both price and volume of oil and gas products, the Exploration and Production segment achieved a profit from operations of RMB9.741 billion, representing a significant increase of RMB7.825 billion over the same period last year.

In the Refining and Chemicals segment, the Company optimized its resources allocation and product structure according to market demand and increased production of high-margin products such as kerosene. It reduced the diesel-to-gasoline ratio through scientific methods from 1.32 in the same period last year to 1.25 this year. The Company seized market opportunities afforded by increased demand of chemical products, and continuously increased the processing load of high-margin chemical facilities. As a result, output of chemical products increased by 3.5% over the same period last year. In the first quarter of 2018, the Company processed a total of 282.2 million barrels of crude oil and produced 26.181 million tons of gasoline, diesel and kerosene. In the first quarter of 2018, the Refining and Chemical segment realized a profit from operations of RMB8.441 billion. Of which, the refining business recorded a profit from operations of RMB3.906 billion, while the chemical business recorded a profit from operations of RMB4.535 billion.

In the Marketing segment, despite unfavorable domestic demand of refined oil products and intense market competition, the Company strengthened the control and coordination of refined oil resources, enhanced marketing in high-profitability regions and sales of high-margin products according to the market condition. The Company also expanded to high-profitability overseas regions to boost the export of refined oil products, in order to ensure the smooth operation of the whole business chain and to enhance its overall profitability. The Company sold 42.409 million tons of gasoline, diesel and kerosene, representing an increase of 9.8% over the same period last year. In the first quarter of 2018, the Marketing segment achieved a profit from operations of RMB1.865 billion.

For the Natural Gas and Pipeline segment, the Company continuously explored major markets with high efficiency and ensured sales profitability by coordinating resources including domestic gas, imported gas and liquefied natural gas (LNG) and optimizing production, transportation and sales of natural gas. Meanwhile, the Company accelerated the construction of pipelines which are interconnected, strategically located, safe and efficient. In the first quarter of 2018, due to factors such as increases in gas prices and sales volume, the Natural Gas and Pipeline segment achieved a profit from operations of RMB11.187 billion, representing an increase of 13.2% over the same period last year. The Company adopted effective measures to control the losses on the sales of imported gas and LNG, thereby narrowing the losses by RMB160 million despite an increase in sales volume.

Looking ahead to the second quarter, the Company will fully implement its work plans and continuously adhere to the principle of steady development. It will optimize the two value chains of oil and gas, continue to optimize the allocation of resources and product structure, maintain the safe and efficient operations of refinery production, and actively enhance the profitability of the sales of refined oil products. The Company will also strive to broaden revenue sources, reduce costs and improve profitability, ensure an improvement in production and operations while maintaining stability, to enhance the Company’s competitiveness and value while moving towards the goal of building PetroChina into a world-class international energy company.

About PetroChina

PetroChina Company Limited (“PetroChina”) is China’s largest oil and gas producer and distributor, playing a dominant role in the oil and gas industry in China. It is not only one of the companies with the biggest sales revenue in China, but also one of the largest oil companies in the world. The American Depositary Shares (ADS) and H shares of PetroChina were listed on the New York Stock Exchange on April 6, 2000 (stock code: PTR) and the Stock Exchange of Hong Kong Limited on April 7, 2000 (stock code: 857) respectively. It was listed on Shanghai Stock Exchange on November 5, 2007 (stock code: 601857). For further information, please visit www.petrochina.com.cn

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Additional information on PetroChina is available at the Company’s website: http://www.petrochina.com.cn

Issued by PetroChina Company Limited

For further information, please contact:

PetroChina Company Limited

PR Agency (Overseas media):

Hill+Knowlton Strategies	Fax: (852) 2576 1990

Renee Chen	Tel: (852) 2894 6228

E-mail: renee.chen@hkstrategies.com

PR Agency (Domestic media):

EverBloom Investment Consulting Lt. Co.	Fax: (8610) 8562 3181

Shen Di	Tel: (8610) 5166 3828

E-mail: di.shen@everbloom.com.cn